

**ZILOG INC. HEADQUARTERS**
408-513-1500 | F: 408-513-1600 | www.zilog.com
6800 Santa Teresa Boulevard | San Jose, CA | 95119-1205

September 4, 2009

Mr. Sam Abrams
Future Electronics, Inc.
237 Hymus Blvd.
Pointe-Claire, Quebec
H9R5C7

   Re: Distribution Agreement: Termination of Exclusivity

Dear Mr. Abrams,

Zilog Inc. ("Zilog") and Future Inc. ("Future") are parties to a Distribution Agreement (the "Agreement") dated October 23, 2002.

Section 2 (b) of the Agreement provides that Distributor shall be the exclusive full-service distributor of Products within North America. Section 2 (b) also provides that Zilog may terminate this exclusivity at any time after an initial eighteen month term with or without cause on thirty (30) days notice to Future.

This letter is notice that Zilog exercises its right under Section 2 (b) of the Agreement to terminate Future's exclusivity. Zilog intends to abide by the terms of the Agreement while implementing termination of the exclusivity provision. In the meantime, if you have any questions regarding this matter, please direct them to me.

Sincerely,

Mike Speckman
Zilog, Inc.

CC: General Counsel (Future Electronics)
   Dan Eaton, Vice President and General Counsel (Zilog)